SALANS
ATTORNEYS AT LAW

Rockefeller Center, 620 Fifth Avenue, New York, NY 10020-2457, USA
Tel +1 (212) 632 5500 **Fax** +1 (212) 632 5555
Fed I.D. Number 52-1784534

Pierre J. Lorieau *Associate*
Direct Dial (212) 632-5536
Direct Fax (212) 307-3350
plorieau@salans.com

File No. 82-34719

SUPPL

March 7, 2008

SEC
Mail Processing
Section
MAR 17 2008
Washington, DC
101

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

Re: Securitas AB (the "Company") -- Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-34719)-Press Release

Ladies and Gentlemen:

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and document furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned at (212) 632-5536. Please have the enclosed copy of this letter date stamped and returned in the enclosed envelope.

08001451

Best regards,

Pierre J. Lorieau

PROCESSED
MAR 31 2008
THOMSON
FINANCIAL

dlw 3/27

Enclosure

cc: Bengt Gustafson
Robert K Smits, Esq.

82-34719

SECURITAS

Press Release from Securitas AB

March 3, 2008

Securitas acquires security services company in the United Kingdom

Securitas has acquired the security services company GRB Security in the United Kingdom. Enterprise value is estimated to MSEK 25 (MGBP 2)

GRB has annual sales of approximately MSEK 49 (4 MGBP) and consists of 175 employees. The company provides a full range of security services to its customers in Midlands, including guarding, mobile patrols and alarm receiving. As a Security Industry Authority (SIA) approved contractor, GRB will strengthen Securitas position in this key geographical area of the United Kingdom.

The acquisition was consolidated in Securitas AB as of March 1, 2008.

This press release is also available at: **www.securitas.com**

Information:

Gisela Lindstrand, Senior Vice President Corporate Communications and Public Affairs, phone +46 8 657 7332 or +46 70 287 8662

Securitas AB discloses the information provided herein pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication at 11.00 on March 3, 2008.

Securitas AB

P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70

SALANS
ATTORNEYS AT LAW

Rockefeller Center, 620 Fifth Avenue, New York, NY 10020-2457, USA
Tel +1 (212) 632 5500 **Fax** +1 (212) 632 5555
Fed I.D. Number 52-1784534

Pierre J. Lorieau *Associate*
Direct Dial (212) 632-5536
Direct Fax (212) 307-3350
plorieau@salans.com

File No. 82-34719

March 11, 2008

SEC
Mail Processing
Section

MAR 17 2008

Washington, DC
101

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

Re: Securitas AB (the "Company") -- Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-34719)-Press Release

Ladies and Gentlemen:

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and document furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned at (212) 632-5536. Please have the enclosed copy of this letter date stamped and returned in the enclosed envelope.

Best regards,

Pierre J. Lorieau

Enclosure

cc: Bengt Gustafson
Robert K Smits, Esq.

82-34719

SECURITAS

Press Release from Securitas AB

March 11, 2008

Securitas expresses interest for G4S' operations in Germany and France

The security company G4S has today disclosed that a process has been commenced to divest their guarding operations in Germany and France. Securitas has expressed interest to G4S to closely study this opportunity.

This press release is also available at: www.securitas.com

Information:
Gisela Lindstrand, Senior Vice President Corporate Communications and Public Affairs, phone +46 8 657 7332 or +46 70 287 8662

Securitas AB discloses the information provided herein pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication at 14.00 on March 11, 2008.

END